FOR IMMEDIATE RELEASE:	August 14, 2008

ATNA RESOURCES REPORTS SECOND QUARTER 2008 RESULTS

Golden, CO - Atna Resources Ltd. (“Atna”) – (TSX: ATN) is pleased to provide a summary of the unaudited results for the Company’s second quarter ended June 30, 2008.

Highlights for the Year-To-Date Period

•	Merger with Canyon Resources Corporation (“Canyon”) closed March 18, 2008.
•	Acquired the remaining land position at the Columbia gold property (formally known as Seven-Up Pete gold property).
•	Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, provided guidance on their US$30 million work program at the Pinson gold project which is moving towards a production decision by mid-2009.
•	Positive Technical Reports filed for the Briggs Mine and commencement of re-start operations.
•	Reward Gold Project feasibility report completed and reserves disclosed.
•	Reward Gold Project permitting advancing towards completion.
•	Optioned the Adelaide and Tuscarora Nevada gold properties to Golden Predator.
•	Mountain States Legal Foundation files petition with US Supreme Court for Atna Resources in the McDonald takings case.

Operating Activities and Other Developments:

Columbia Gold Property Claims (Formally Seven-Up Pete Gold Property)

In June 2008, the Company acquired certain claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. An historic, non NI43-101 compliant, estimate of mineralized material for Columbia, including the acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost was US$500,000 in cash and 604,308 common shares of Atna and the Seller retains a four percent net smelter return royalty on the claims purchased.

Atna is consolidating existing information on the project and has begun an NI43-101 compliant estimate of resources for the property.

Atna – Canyon Merger

Atna Resources Ltd. and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The merger with Canyon significantly increased the gold resources controlled by the Company, which are highly leveraged to the price of gold and provides near term gold production opportunities from the Briggs Mine and the Reward Gold Project.

Asset Sales

Atna is marketing non-core assets from the merged companies, including royalties and certain mineral property interests, to provide additional funds necessary to finance the development costs of the Briggs, Reward, Columbia and Pinson projects.

Development Activities

Pinson Project, Nevada

Pinson Mining Company, a subsidiary of Barrick Gold, spent US$5.2 million on drilling and development activities at Pinson in the second quarter of 2008 bringing their total project-to-date expenditures to US$13.2 million. PMC may earn a 70 percent interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30 percent interest.

Initial results of PMC resource optimization studies indicate the potential to combine the underground resource with un-mined resources remaining in and around four of the historic Pinson mine pits into a large pit concept. PMC plans an additional 30,000 feet of surface drilling to evaluate the open pit model with further delineation of mineralization in the four historic pit areas. PMC is conducting additional metallurgical studies to further define possible metallurgical process routes for the various sulfide and oxide mineralization types at the site.

Simultaneous work is being conducted on optimizing underground mine design and economic trade-off studies on the benefits of mining the high grade resource zone by underground methods or proceeding with the project using a large scale open pit concept.

Briggs Mine, California

A technical report for the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California, was completed in April 2008. The report estimates that a good economic return may be achieved from the re-start of mining operations at the wholly-owned Briggs Mine.

Gold production at the Briggs Mine originally commenced in 1996 and historically produced over 550,000 ounces of gold. The site continues to produce gold by rinsing of the leach pads, including 181 ounces produced and sold in May 2008. The proven and probable reserve is estimated to be 151,000 ounces of gold grading 0.034 oz/ton gold. Additionally, Briggs contains an estimated 532,500 ounces of measured and indicated resource grading 0.027 opt gold and an inferred resource of 314,000 ounces grading 0.044 opt gold. Atna has commenced re-start activities at the site including plant and equipment refurbishment, site preparation for leach pad expansion, and personnel recruitment. New ore is forecast to be loaded on the leach pad in the first quarter of 2009 with production beginning to ramp up to an annualized rate of 20,000 to 30,000 ounces of gold per year. An optimization and economic trade-off study is underway to convert underground ore to open pit ore to enable an early increase in the production rate.

Briggs Mine economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine at gold prices significantly below current market. The open pit project cash cost of production is estimated to be about US$500 per ounce and a capital investment of $8.3 million is required.

Reward Project, Nevada

The Company completed a positive economic feasibility study for its Reward Gold Project located near Beatty, Nevada. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The project has good operating synergies and cost benefits from the nearby Briggs Mine.

Proven and probable mineral reserves estimated in the feasibility study total 5.2 million tons averaging 0.027 opt containing 137,700 ounces of gold based on a gold price of US$575 per ounce and a strip ratio of 2.0 tons of waste per ton of ore. The Reward operation is expected to produce approximately 117,000 ounces of gold over a four year mine life at an estimated average cash cost of US$409 per ounce of gold produced. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$24.3 million. The project has been carefully designed to create the smallest environmental footprint possible. The permitting process is well advanced and key permits are expected to be granted this year.

Financial Results:

Atna recorded a net loss of $1.5 million, or negative $0.02 per share, on revenues of $0.2 million for the second quarter ended June 30, 2008. This compares to a net loss of $0.8 million, or negative $0.01 per share, on revenues of nil for the second quarter ended June 30, 2007. The negative variance of $0.7 million in net loss was due primarily to the following factors:

•
Negative variance of $0.6 million in operating loss due to increased general and administrative cost due to the consolidation of Canyon’s costs and other Canyon related operation costs partially offset by cost reductions in the Atna operations.

•	Negative variance of $0.1 million related to unrealized loss on short term investments.

Cash and short term investments totaled $7.4 million and $10.6 million as of June 30, 2008 and December 31, 2007, respectively. The decrease of $3.2 million was due primarily to normal operating expenditures of $2.8 million, merger transaction costs of $0.7 million and purchases and development of property of $0.5 million offset by cash received in the merger of $0.9 million.

Conference Call

Management will host a conference call on Monday, August 18th at 1:00 p.m. EDT, to discuss the second quarter 2008 results as well as project and general corporate activities. Shareholders are invited to participate by dialing US/Canada (888) 355-4499 or (706) 645-9757, Conference ID 60082296. The call will also be available by webcast, to access please go to www.atna.com and click on “2nd Quarter 2008 Web Cast”.

The conference call will be available for replay through midnight August 20, 2008, by dialing (800) 642-1687 or (706) 645-9291, Conference ID 60082296.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the significant increase in gold resources and leverage to the price of gold, success in marketing non-core assets, PMC’s ability to complete their earn-in and feasibility study, the Company’s plan to re-start mining operations at the Briggs Mine or the Pinson Gold Project, success of the Briggs optimization study and the availability of financing to fund the Company’s development plans.

Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices, changes in equity ownership, accidents and other risks associated with mining exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from re-starting mining operations at the Company’s development projects. The principal risk factors associated with the Company’s business are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com